SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2004

Royal Dutch Petroleum Company
Translation of registrant’s name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

General Meeting of Shareholders
Agenda for the General Meeting
PROPOSALS AND EXPLANATORY NOTES
ATTENDING THE MEETING
Voting Instruction Form for Registered Holders
Voting Instruction Form for Beneficial Holders
SIGNATURES

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

The Hague, May 28, 2004	PO Box 162
2501 AN The Hague
The Netherlands
General Meeting of Shareholders	Tel: +31 70 377 4540
Fax: +31 70 377 3115

Dear Shareholder,

Since the beginning of 2004 we have gone through some turbulent times and I know we will have to work hard to restore your confidence. Please be assured that we will review, and where necessary improve, our processes in order to strengthen our business and to ensure that we have the right people and strategy in place to provide sustained profitability for the Company and the Royal Dutch/Shell Group well into the future.

The announcement of the recategorisation of our proved hydrocarbon reserves and the subsequent management changes have also caused a delay in the publication of our Annual Report and Accounts 2003 and in the convocation of the General Meeting of Shareholders.

The Company attaches great value to active participation by its shareholders in the decision-making at the General Meeting. I am therefore pleased to present to you the agenda, together with the proposals and explanatory notes, for the General Meeting of Shareholders on Monday, June 28, 2004, at 10.30 a.m. in the Circustheater, Circusstraat 4 in The Hague, The Netherlands. I cordially invite you to attend this meeting.

In addition to the agenda with the proposals and explanatory notes, please find enclosed the Summary Annual Report and Accounts 2003, an abbreviated version of the full-length Annual Report and Accounts 2003 of Royal Dutch Petroleum Company. If you wish to receive this full-length version, please contact one of the addresses on the back cover of the Summary Annual Report. If you have not received the Summary Annual Report and Accounts 2003 with this package, please be advised that you will receive it shortly. The report is also available on our web site www.shell.com/annualreport.

If you wish to attend the meeting in person or wish to have yourself represented at the meeting by a proxy appointed by you, you should follow the instructions set out after the proposals and the explanatory notes on the agenda.

If you participate in the Shareholders’ Communication Channel (Communicatiekanaal Aandeelhouders) or hold registered shares, you will also find enclosed a Voting Instruction Form. This form offers a simple way of participating in the decision-making at the meeting without being present, allowing you to state, for each item on the agenda, how you wish your vote to be cast. The notes to the form explain how to use the form.

As stated in the new Dutch Code on corporate governance and whole-heartedly supported by us: “Good corporate governance requires the full participation of shareholders in the decision-making at the general meeting of shareholders. It is in the interest of the company that as many shareholders as possible take part in the decision-making at the general meeting.” I therefore look forward to welcoming you on June 28, 2004, in the Circustheater. If you are unable to attend the General Meeting, I hope you will nevertheless make use of your voting rights.

Yours sincerely,

Jeroen van der Veer
President

Established in The Hague, Carel van Bylandtlaan 30
Commercial Register The Hague, No. 2690

Agenda for the General Meeting of Shareholders of Royal Dutch Petroleum Company to be held on Monday, June 28, 2004, at 10.30 a.m. in the Circustheater, Circusstraat 4 in The Hague.

1.	Annual Report 2003.

2.	Annual Accounts 2003.

Finalisation of the Balance Sheet as at December 31, 2003, the Profit and Loss Account for the year 2003 and the Notes to the Balance Sheet and the Profit and Loss Account.

Declaration of the total dividend for the year 2003.

Discharge of the Managing Directors of responsibility in respect of their management for the year 2003.

Discharge of the members of the Supervisory Board of responsibility for their supervision for the year 2003.

3.	Appointment of a Managing Director.

4.	Appointment of a member of the Supervisory Board.

5.	Appointment of a member of the Supervisory Board owing to retirement by rotation.

6.	Reduction of the issued share capital with a view to cancellation of the shares acquired by the Company in its own capital.

7.	Authorisation of the Board of Management, pursuant to Article 98, Book 2 of the Netherlands Civil Code, as the competent body to acquire shares in the capital of the Company.

The Annual Report and the Annual Accounts 2003 are available for inspection at and may be obtained free of charge from the Company (Carel van Bylandtlaan 30, PO Box 162, 2501 AN The Hague, The Netherlands, tel. +31-70-377 4540 or per email: ir-hague@shell.com) and the offices of ABN AMRO Bank N.V. (for inspection: Foppingadreef 22, 1102 BS Amsterdam, The Netherlands; for obtaining free of charge: tel. +31-76-579 9455), and Fortis Bank (Nederland) N.V. (Rokin 55, 1012 KK Amsterdam, The Netherlands). The Annual Report and the Annual Accounts 2003 are also accessible at www.shell.com/annualreport. Copies of the nominations pertaining to items 3 to 5 on the agenda are available for inspection at and may be obtained free of charge from the Company.

PROPOSALS AND EXPLANATORY NOTES

Item 2

It is proposed:

A	that the Annual Accounts 2003 be finalised;

B	that it be resolved that the interim dividend of €0.74 made payable in September 2003 and the second interim dividend for 2003 of €1.02 made payable in May 2004 will together constitute the total dividend for 2003 on each of the ordinary shares outstanding and that the remaining amount of undistributed profit be carried forward to reserves;

C	that the Managing Directors be discharged of responsibility in respect of their management for the year 2003; and

D	that the members of the Supervisory Board be discharged of responsibility for their supervision for the year 2003.

Item 3

The Supervisory Board and Board of Management propose that Ms L.Z. Cook be appointed as a Managing Director of the Company for a period of four years with effect from August 1, 2004. As from 2004 and in accordance with the new Dutch corporate governance code Managing Directors are appointed or re-appointed, as the case may be, for a period of four years, unless retiring earlier. The General Meeting of Shareholders can discharge a Managing Director at any time.

Ms Cook, who has US nationality, was born in Kansas City, USA, in 1958. She joined Shell Oil Company in Houston, USA, in 1980, having graduated from the University of Kansas with a degree in Petroleum Engineering. Ms Cook worked for Shell Oil Company in Houston and California in a variety of technical and managerial positions until 1998 when she moved to The Hague. There she became Director Strategy and Business Development on the Shell Exploration and Production Global Executive Committee. In 2000 Ms Cook was appointed Chief Executive Officer for Shell Gas & Power in London. She became President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited in Canada in 2003.

Ms Cook is also a member of the Board of Directors of The Boeing Company.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 3 listing Ms Cook in first place and Mr R.P. Bierema in second place. Mr Bierema (56) is currently Director Technology with Gas & Power.

Item 4

The Supervisory Board and Board of Management propose that Mrs Ch. Morin-Postel be appointed as a member of the Supervisory Board of the Company with effect from July 1, 2004.

Mrs Morin-Postel was born in 1946 and has French nationality. Mrs Morin-Postel started her career in 1968 with the Chambre Régional et d’Industrie de Haute Normandie. Then she joined the Agence Nationale de Valorisation de la Recherche (Anvar) and thereafter Sofinnova/Sofinindex Group. From 1979 to 1993 she held various positions with Lyonnaise des Eaux Dumez, including Senior Vice-President Corporate Development & International Operations (1990-1993). She was Managing Partner of Financière Indosuez (Banque Indosuez) from 1993 to 1996 and Chairman and CEO of Credisuez from 1996 to 1998. Then Mrs Morin-Postel became Chief Executive and Chairman of the Management Committee of Societé Générale de Belgique, which she remained until March 2001. She was Executive Vice-President of Suez from September 2000 through March 2003. She is currently a non-executive director of Alcan; Arlington Capital Investors (Europe); Pilkington and 3i.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 4 listing Mrs Morin-Postel in first place and Mr D.J. de Jong in second place. Until his retirement in 2001 Mr De Jong (62) was Director Global Business with Gas & Power in London.

PROPOSALS AND EXPLANATORY NOTES continued

Item 5

The Supervisory Board and the Board of Management propose that Mr M.A. van den Bergh be re-appointed with effect from July 1, 2004, as a member of the Supervisory Board of the Company, on which he has served since 2000. He is scheduled to retire by rotation on June 30, 2004. Pursuant to Article 26, paragraph 1, of the Articles of Association he is eligible for immediate re-appointment. The Supervisory Board attaches great importance to retaining Mr Van den Bergh’s experience and contribution as a member of the Board and of the Social Responsibility Committee.

Mr Van den Bergh was born in 1942. He is a former President of the Company. He is currently Chairman of the Board of Directors of Lloyds TSB and a member of the Board of Directors of BT and British Airways.

The meeting of holders of priority shares has drawn up a nomination for the proposal under item 5 listing Mr Van den Bergh in first place and Mr R. van der Vlist in second place. Until his retirement in 2003 Mr Van der Vlist (60) was General Attorney of the Company as well as secretary and legal counsel to the Board of Management and the Supervisory Board of the Company.

Item 6

It is proposed that the issued share capital be reduced with a view to cancelling the shares repurchased by the Company up to the day of the meeting.

The Company commenced a share buyback programme on February 8, 2001. Shares will be repurchased from time to time in the market at prevailing market prices. The General Meeting of Shareholders held on April 23, 2003, adopted a proposal to cancel 15,785,000 ordinary shares which the Company had acquired in the period between the General Meetings held in 2002 and 2003. This cancellation was effected in July 2003.

The proposal comprises the cancellation of the shares repurchased under the programme between the General Meeting of April 23, 2003 and the General Meeting of June 28, 2004. In 2003 the Company did not repurchase any shares. In April the Company announced to recommence acquiring ordinary shares under the programme, and the Chairman of the meeting will announce the exact number of ordinary shares to be cancelled at the Meeting. Pursuant to the relevant statutory provisions, cancellation may not be effected earlier than two months after the decision to cancel the shares was taken.

The share buyback and the cancellation of the shares repurchased will result in a reduction of the issued share capital. This is in line with the policy of increasing the flow of funds to shareholders, in the form of dividends and share buybacks.

Item 7

It is proposed that the Board of Management again be authorised, with effect from July 1, 2004, and for a period of 18 months, for the acquisition by the Company, with due observance of the statutory provisions and for its own account, of shares in its capital up to a maximum of 10% of the issued share capital. Such shares can be acquired on the stock exchange or otherwise at a price between an amount equal to the par value of the shares and an amount equal to 110% of the opening price quoted for shares of the Company at Euronext Amsterdam on the day of the acquisition or, in the absence of such a price, the last previous price quoted there.

ATTENDING THE MEETING1

If you wish to attend the meeting you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II); and

3.	submit an admittance card at the meeting(see II, final sentence).

If you wish to participate in the decision-making process through voting instructions without attending the meeting in person you must:

1.	be recorded as a shareholder (see I); and

2.	complete and return the voting instruction form you have received (see III).

If you wish to have yourself represented at the meeting by a proxy appointed by you, you must:

1.	be recorded as a shareholder (see I);

2.	be registered to attend (see II);

3.	deposit a written power of attorney (see IV); and

4.	provide the proxy with the admittance card for the meeting (see II, final sentence).

I. RECORD DATE

In accordance with Article 33, paragraph 2, of the Articles of Association, the Board of Management has determined that those persons who are recorded in one of the registers referred to below on June 21, 2004 (the “Record Date”), after all entries and cancellations have been processed, will have the right to attend and vote at the General Meeting of Shareholders on June 28, 2004:

Holders of share certificates to bearer: the records of the institutions affiliated with the Netherlands Central Securities Depository (“Necigef”) which show to whom the shares belong under the Dutch Wet giraal effectenverkeer (Securities Giro Transfer Act).

Holders of registered shares of Hague registry: the register of shareholders kept by N.V. Algemeen Nederlands Trustkantoor ANT.

Holders of registered shares of New York registry: the register of shareholders kept by JPMorgan Chase Bank.

II. REGISTRATION AND ADMISSION

A.	Holders of share certificates to bearer may attend the meeting if they have registered to do so. To that end they should instruct, either via their banks or securities institutions or otherwise, the institution affiliated with Necigef in whose records they are recorded as holders of the shares to register them in writing at one of the following institutions not later than June 21, 2004. Upon doing so the aforesaid affiliated institution should submit a declaration stating that the shares concerned will remain recorded in its records in the name of the shareholder up to and including the Record Date:

In Austria: Bank Austria Creditanstalt AG, Vienna.

In Belgium: ABN AMRO Bank N.V., Brussels.

In France: Lazard Frères Banque, Paris.

In Germany: Deutsche Bank AG, Frankfurt/Main.

In Luxembourg: Dexia Banque Internationale à Luxembourg S.A., Luxembourg.

In the Netherlands: ABN AMRO Bank N.V., Breda; Fortis Bank (Nederland) N.V., Amsterdam.

In Switzerland: Credit Suisse First Boston, Zurich.

[1]	Not applicable to beneficial holders. Beneficial holders of New York registry who hold their shares through nominee banks or brokers are referred to the enclosed voting instruction form.

ATTENDING THE MEETING continued

B.	Holders of registered shares of Hague registry may attend the meeting if they register to do so with N.V. Algemeen Nederlands Trustkantoor ANT (PO Box 11063, 1001 GB Amsterdam, The Netherlands, tel. +31-20-522 2510) in writing not later than June 21, 2004, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Holders of registered shares of New York registry who are of record may attend the meeting if they register to do so with JPMorgan Chase Bank (c/o: JPMorgan Service Center, PO Box 43013, Providence, RI 02940-3013, USA, tel. 800-556 8639 (USA only) or +1-781-575 4328) in writing not later than June 21, 2004, and the shares will remain recorded in the records in the name of the holder up to and including the Record Date.

Shareholders who have registered in accordance with the provisions under A or B will receive an admittance card for the meeting.

III. VOTING INSTRUCTIONS

Holders of bearer shares who participate in the Shareholders’ Communication Channel and holders of registered shares of Hague or New York registry will receive a voting instruction form which can be used if they do not intend to attend the meeting in person but do wish to exercise their voting rights. They may use the form to indicate for each item on the agenda how their votes should be cast. The voting instruction form must be received at the return address stated on the form not later than 6 p.m. on June 21, 2004.

IV. POWERS OF ATTORNEY

Shareholders who do not make use of the voting instruction form and wish to have themselves represented at the meeting by a proxy appointed by them must register in accordance with what is stated under II and also deposit a written power of attorney that must be received at the Company (FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands) not later than June 24, 2004. For this purpose, forms may be used which are obtainable free of charge at the institutions stated under II. To be admitted to the meeting, the proxy must submit the admittance card received by the shareholder.

V. USUFRUCTUARIES AND PLEDGEES

What is stated above under I, II and IV is correspondingly applicable to usufructuaries and pledgees of bearer shares or registered shares, provided they have voting rights.

Items of the Agenda

2.	Annual Accounts 2003

a.	Finalization of the Balance Sheet as at December 31, 2003, the Profit and Loss Account for the year 2003 and the Notes to the Balance Sheet and the Profit and Loss Account.

b.	Declaration of the total dividend for the year 2003.

c.	Discharge of the Managing Directors of responsibility in respect of their management for the year 2003.

d.	Discharge of the members of the Supervisory Board of responsibility for their supervision for the year 2003.

3.	Appointment of Ms. L.Z. Cook as a Managing Director of the Company.*

4.	Appointment of Mrs. Ch. Morin-Postel as a member of the Supervisory Board.*

5.	Appointment of Mr. M.A. van den Bergh as a member of the Supervisory Board owing to retirement by rotation.*

6.	Reduction of the issued share capital with a view to cancellation of the shares acquired by the Company in its own capital.

7.	Authorization of the Board of Management, pursuant to Article 98, Book 2 of the Netherlands Civil Code, as the competent body to acquire shares in the capital of the Company.

* Footnote to items 3, 4 and 5: A vote AGAINST the proposed candidate will be counted as a vote FOR the second candidate listed on the nomination (please refer to the Notice of Meeting).

[RDP12 — ROYAL DUTCH PETROLEUM COMPANY] [FILE NAME: RDP122.ELX]
[VERSION — (10)] [05/19/04 (03/03/04)]

DETACH HERE	RDP122

ROYAL DUTCH PETROLEUM COMPANY
JPMorgan Chase Bank, Transfer Agent
P.O. Box 43062, Providence, RI 02940-5115

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, being the registered holder of Common Shares of Royal Dutch Petroleum Company registered and transferable in The City of New York (the “New York Shares”) hereby constitutes and appoints (see notes 1 and 2 to instruction) __________ residing at __________ the proxy of the undersigned, for and in the name, place and stead of the undersigned to attend and address the General Meeting of Shareholders of said Company to be held on Monday, June 28, 2004, at 10:30 a.m., in the “Circustheater”, Circusstraat 4, The Hague, The Netherlands, and every adjournment thereof and to exercise thereat the powers attached to the New York Shares of the said Company in respect of which the undersigned may be entitled to vote at the Meeting, and in general exercise all rights the undersigned could exercise thereat in respect of those shares if personally present, upon all matters which may properly come before such Meeting and every adjournment thereof, hereby ratifying and confirming all that the said proxy may lawfully do by virtue hereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If these instructions are properly signed and dated, but no direction is made, the New York Shares will be voted by the proxy FOR all Items at the Meeting.

INSTRUCTION FOR THE COMPLETION OF PROXY FORM IN CASE YOU DO NOT WISH TO ATTEND MEETING IN PERSON

(1)	If you appoint your own proxy, you must write the name and place of residence of the person who is to act as proxy in the space provided and sign the proxy form.

(2)	If you do not wish to appoint a proxy of your own choice, you should sign the proxy form without naming a proxy and deposit the same not later than 6:00 p.m., June 21, 2004, with JPMorgan Chase Bank, P.O. Box 43062, Providence RI 02940-5115, who will, through its Nominee or Nominees, vote or execute a proxy to vote the shares on your behalf.

PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign exactly as your name(s) appear(s) on the books of the Registrar. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?

TO THE REGISTERED HOLDERS OF COMMON SHARES
OF NEW YORK REGISTRY (“NEW YORK SHARES”)
OF ROYAL DUTCH PETROLEUM COMPANY

JPMorgan Chase Bank (the “Transfer Agent”) has received advice that a General Meeting of Shareholders (the “Meeting”) of Royal Dutch Petroleum Company (the “Company”) will be held in the “Circustheater”, Circusstraat 4, The Hague, The Netherlands, on Monday, June 28, 2004 at 10:30 a.m., for the purposes set forth in the Notice of Meeting enclosed herewith.

If you would like the Transfer Agent, through its Nominee or Nominees, vote or execute a proxy to vote your New York Shares for or against or to abstain from voting on the Items to be proposed, or any of them, at the Meeting, kindly execute and forward to JPMorgan Chase Bank, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Nominee or the Nominees of the Transfer Agent to vote, or execute a proxy to vote, for or against or to abstain from voting on the Items, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Transfer Agent before 6:00 p.m., June 21, 2004.

NOTE: If you wish to attend the Meeting in person, please contact the Transfer Agent prior to June 21, 2004, to arrange for an Admittance Card for the Meeting being held in The Netherlands.

Although the attached Voting Instruction Card is being forwarded to New York Shareholders of record as of May 19, 2004, only those New York Shareholders still registered on the books of the Transfer Agent as of close of business on June 21, 2004 will be entitled to attend the Meeting or to have their votes counted at the Meeting.

To view the Royal Dutch Annual Report online please visit http://www.shell.com/annualreport/royaldutch_eng

JPMorgan Chase Bank, Transfer Agent

Dated: May 28, 2004

[RDP12 — ROYAL DUTCH PETROLEUM COMPANY] [FILE NAME: RDP121.ELX]
[VERSION — (17)] [05/17/04 (03/03/04)]

		DETACH HERE	RDP121

☒	PLEASE MARK VOTES AS IN THIS EXAMPLE

ROYAL DUTCH PETROLEUM COMPANY

PLEASE REFER TO THE REVERSE OF THIS CARD
FOR THE ITEMS TO BE VOTED AT THE MEETING

	For	Against	Abstain		For	Against	Abstain
Item 2a	☐	☐	☐	Item 3	☐	☐	☐
Item 2b	☐	☐	☐	Item 4	☐	☐	☐
Item 2c	☐	☐	☐	Item 5	☐	☐	☐
Item 2d	☐	☐	☐	Item 6	☐	☐	☐
				Item 7	☐	☐	☐

* Footnote to items 3, 4 and 5: A vote AGAINST the proposed candidate will be counted as a vote FOR the second candidate listed on the nomination (please refer to the Notice of Meeting).

Mark box at right if an address change has been noted on the reverse of this card	☐

Please be sure to sign and date this Voting Instruction Card.

Shareholder sign here:	___________________________	Date:	_____________	Co-owner sign here:	___________________________	Date: ________________

ROYAL DUTCH PETROLEUM COMPANY ANNUAL MEETING TO BE HELD ON 06/28/04 FOR HOLDERS AS OF 05/19/04

* ISSUER CONFIRMATION COPY — INFO ONLY *

5          1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL
PURPOSES ONLY. PLEASE DO NOT USE IT FOR
VOTING PURPOSES.

CUSIP: 780257804

ROYAL DUTCH PETROLEUM COMPANY
06/28/04

          2 ITEM(S)

DIRECTORS (MARK “X” FOR ONLY ONE BOX)
THIS SPACE INTENTIONALLY LEFT BLANK
PLEASE INDICATE YOUR VOTING
INSTRUCTIONS FOR EACH PROPOSAL

DIRECTORS		CONTROL NO.
DIRECTORS
PROPOSALS		RECOMMEND		FOR	AGAINST	ABSTAIN
2A*-	FINALIZATION OF THE BALANCE SHEET AS AT DECEMBER 31, 2003, THE PROFIT AND LOSS ACCOUNT FOR THE YEAR 2003 AND THE NOTES TO THE BALANCE SHEET AND THE PROFIT AND LOSS ACCOUNT.	FOR 0079900	2A				PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN “X” IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK ONLY
SEE VOTING INSTRUCTION 3 ON REVERSE

2B*-	DECLARATION OF THE TOTAL DIVIDEND FOR THE YEAR 2003.	FOR 0080200	2B				ACCOUNT NO:
				FOR	AGAINST	ABSTAIN	CUSIP: 780257804
2C*-	DISCHARGE OF THE MANAGING DIRECTORS OF RESPONSIBILITY IN RESPECT OF THEIR MANAGEMENT FOR THE YEAR 2003.	FOR 0079900	2C				CONTROL NO:

2D*-	DISCHARGE OF THE MEMBERS OF THE SUPERVISORY BOARD OF RESPONSIBILITY FOR THEIR SUPERVISION FOR THE YEAR 2003.	FOR 0079900	2D				CLIENT NO:

3*-	APPOINTMENT OF MS. L.Z. COOK AS A MANAGING DIRECTOR OF THE COMPANY.*	FOR 0079900	3				PLACE “X” HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING
				FOR	AGAINST	ABSTAIN
4*-	APPOINTMENT OF MRS. CH. MORIN-POSTEL AS A MEMBER OF THE SUPERVISORY BOARD.*	FOR 0079900	4

5*-	APPOINTMENT OF MR. M.A. VAN DEN BERGH AS A MEMBER OF THE SUPERVISORY BOARD OWING TO RETIREMENT BY ROTATION.*	FOR 079900	5

6*-	REDUCTION OF THE ISSUED SHARE CAPITAL WITH A VIEW TO CANCELLATION OF THE SHARES ACQUIRED BY THE COMPANY IN ITS OWN CAPITAL.	FOR 0050803	6
				FOR	AGAINST	ABSTAIN	51 MERCEDES WAY EDGEWOOD NY 11717
7*-	AUTHORIZATION OF THE BOARD OF MANAGEMENT, PURSUANT TO ARTICLE 98, BOOK 2 OF THE NETHERLANDS CIVIL CODE, AS THE COMPETENT BODY TO ACQUIRE SHARES IN THE CAPITAL OF THE COMPANY *NOTE* IN ORDER TO HAVE YOUR SHARES VOTED, YOUR INSTRUCTIONS MUST BE RECEIVED NO LATER THAN JUNE 21, 2004 AT 6:00 P.M. EDT	FOR 0030901	7
				FOR	AGAINST	ABSTAIN
*NOTE* * FOOTNOTE TO ITEMS 3, 4 AND 5: A VOTE AGAINST THE PROPOSED CANDIDATE WILL BE COUNTED AS A VOTE FOR THE SECOND CANDIDATE LISTED ON THE NOMINATION (PLEASE REFER TO THE NOTICE OF MEETING).

	*NOTE- BY SIGNING THIS DOCUMENT, YOU WARRANT THAT YOU OWN THESE SHARES AS OF JUNE 21, 2004, THE TRUE RECORD DATE.	FOR 0030901					ROYAL DUTCH PETROLEUM COMPANY C/O JP MORGAN SERVICES INC. 500 STANTON CHRISTIANA ROAD NEWARK, DE 19713 ATTN: GREG LEVENDIS

/
SIGNATURE		DATE

VOTING INSTRUCTIONS

TO OUR CLIENTS:

WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. SUCH SECURITIES CAN BE VOTED ONLY BY US AS THE HOLDER OF RECORD. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT, IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM, THE SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.

FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.

VOTING INSTRUCTION NUMBER 1 — WE URGE YOU TO SEND IN YOUR INSTRUCTION SO THAT WE MAY VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES. HOWEVER, THE RULES OF THE NEW YORK STOCK EXCHANGE PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION BY THE HOLDER OF RECORD OF THE SECURITIES (ON THE TENTH DAY, IF THE PROXY MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE; ON THE FIFTEENTH DAY IF PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IF YOU ARE UNABLE TO COMMUNICATE WITH US BY SUCH DATE, WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS. EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

VOTING INSTRUCTION NUMBER 2 — WE WISH TO CALL YOUR ATTENTION TO THE FACT THAT UNDER THE RULES OF THE NEW YORK STOCK EXCHANGE, WE CANNOT VOTE YOUR SECURITIES ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC VOTING INSTRUCTIONS.

IF WE DO NOT HEAR FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, WE MAY VOTE YOUR SECURITIES IN OUR DISCRETION TO THE EXTENT PERMITTED BY THE RULES OF THE EXCHANGE (ON THE TENTH DAY, IF THE PROXY MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE; ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE) IF YOU ARE UNABLE TO COMMUNICATE WITH US BY SUCH DATE, WE WILL NEVERTHELESS FOLLOW YOUR VOTING INSTRUCTIONS. EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN. PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

VOTING INSTRUCTION NUMBER 3 — IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING. IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

VOTING INSTRUCTION NUMBER 4 REMINDER — WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED.

ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

THE VOTING INSTRUCTIONS REQUEST PERTAINS TO SECURITIES CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. SUCH SECURITIES CAN BE VOTED ONLY BY US AS THE HOLDER OF RECORD OF THE SECURITIES.
PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

SHOULD YOU WISH TO ATTEND THE MEETING AND VOTE IN PERSON, PLEASE CHECK THE BOX ON THE FRONT OF THE FORM FOR THIS PURPOSE. A LEGAL PROXY COVERING YOUR SECURITIES WILL BE ISSUED TO YOU.

Please ensure you fold then detach and retain this portion of the Voting Instruction Form

Proxy Services
P.O. Box 9072
Farmingdale NY 11735-9579

P.O. Box 9072

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 2 June 2004

President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)